

07006720

RECD S.E.C.

MAR 7 2007

503

UNITEDSTATES
:URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE INVESTMENT CENTER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1011 ROUTE 22
(No. and Street)

BRIDGEWATER (City) NEW JERSEY (State) 08807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RALPH J. DEVITO 908-707-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 BETHLEHEM, PA 18020
(Address) (City) (State) (Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RALPH J. DEVITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE INVESTMENT CENTER, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

DEBORAH ANUARIO J. JONES
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 4/2/2008



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MOREY & COMPANY, LLC
Accountants and Advisors

Board of Directors and Stockholder
The Investment Center, Inc.:

We have audited the accompanying statement of financial condition of The Investment Center, Inc. (the Company) as of December 31, 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of The Investment Center, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Morey & Company, LLC

Morey & Company, LLC
Bethlehem, PA 18020
February 7, 2007

2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000 • Fax: 610-882-2418
www.moreycpa.com

THE INVESTMENT CENTER, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$ 1,562,666	
Clearing deposits	121,580	
Receivable from brokers and dealers	2,005,639	
Securities owned:		
Marketable, at market value	25,006	
Office equipment, at cost,		
less accumulated depreciation	206,246	
Due from affiliated companies	111,676	
Other assets	130,618	
TOTAL ASSETS		$ 4,163,431
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Capitalized leases	$ 163,714	
Payable to registered representatives	1,499,728	
Securities sold - not yet purchased, at market value	3,787	
Accounts payable	202,835	
Accrued expenses	832,143	
Taxes payable	1,667	
TOTAL LIABILITIES		2,703,874
Commitments and Contingent Liabilities		
STOCKHOLDER'S EQUITY		
Common stock - no par value,		
1,000 shares authorized, 962.5 shares issued and outstanding	287,369	
Treasury stock, 37.5 shares, at cost	(154,500)	
Additional paid in capital	500,100	
Retained earnings	826,588	
		1,459,557
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 4,163,431

The accompanying notes are an integral part of this statement.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Investment Center, Inc. (the "Company") is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of IC Financial, Inc. (the "Parent"). It operates nationwide.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

INCOME TAXES

The Company is a qualified subchapter S subsidiary (QSub) under applicable provisions of the Internal Revenue Code. Therefore, no provision for federal income tax has been provided. Taxes on income include various states in which the Company operates.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

Non direct-response advertising costs, amounting to $ 386,884 for the year ended December 31, 2006, were expensed as incurred.

NOTE 2: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of securities at market values, as follows:

	OWNED	SOLD, NOT YET PURCHASED
Corporate Stocks	$ 25,006	$ 3,787

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 3: EQUIPMENT

Depreciation of office equipment is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Office equipment	5-7

Office equipment at December 31, 2006

Cost	$ 1,298,737
Accumulated depreciation	(1,092,491)
	$ 206,246

NOTE 4: LEASING ARRANGEMENTS

The Company leases office equipment under certain capital leases. The assets and liabilities under capital leases are recorded at the lower of present value of the minimum lease payments or the fair value of the asset. The assets are amortized over their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense.

Capital lease payable in monthly installments of $ 2,281 including interest through August 2010 secured by office equipment with a cost of $ 113,976 and accumulated amortization of $ 59,267.

Capital lease payable in monthly installments of $ 3,457 including interest through August 2007 secured by office equipment with a cost of $ 166,253 and accumulated amortization of $ 149,629.

Capital lease payable in monthly installments of $ 2,711 including interest through September 2008 secured by office equipment with a cost of $ 134,886 and accumulated amortization of $ 111,578.

Future obligations under the Company's capital leases as of December 31, 2006, are:

Year Ending December 31	Amount
2007	$ 76,173
2008	45,654
2009	24,299
2010	17,588
	$ 163,714

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 4: LEASING ARRANGEMENTS (CONTINUED)

The Company leases office space under a long-term lease.

Future obligations over the primary terms of the Company's long-term building lease as of December 31, 2006, are:

Year Ending December 31		Amount
2007	$	257,275
2008		257,275
2009		257,275
2010		277,857
2011		277,857
Thereafter		625,179
	$	1,952,718

The aforementioned lease will end on March 31, 2014.

Rent expense under operating leases was $ 180,251 for the year ended December 31, 2006.

NOTE 5: CASH FLOW INFORMATION

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes for the year ended December 31, 2006 was as follows:

Interest (net of capitalized)	$	18,835
Income taxes	$	4,324

NOTE 6: BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401k profit sharing plan that covers all employees age 21 and over with one year of service. The plan calls for a 100% matching contribution of up to 3% of an eligible participant's compensation, plus 50% of the next 2%. In addition, at its sole discretion, the Company may make a contribution up to the government issued limit of an eligible participant's compensation. For the year ended December 31, 2006, the profit sharing expense was $ 120,018.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 7: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2006 cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company is a party or defendant in various arbitration proceedings. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2006 the Company had net capital of $ 923,179 which was $ 673,179 in excess of its required net capital of $ 250,000. The Company's ratio of aggregate indebtedness to net capital was 2.88 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.